HORACE MANN EDUCATORS CORPORATION

EXHIBIT 12.1 — COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,						Year Ended December 31,

	2002				2001		2001				2000		1999		1998		1997

	Actual		Pro Forma(1)		Actual		Actual		Pro Forma(1)		Actual		Actual		Actual		Actual

	(Dollars in Millions)
Pretax income (loss) from continuing operations	$(8.1)		$(7.8)		$16.6		$28.3		$29.5		$9.7		$93.4		$116.8		$119.6
Fixed Charges: Interest expense	4.4		4.6		4.8		9.3		9.1		10.2		9.7		9.5		9.4

TOTAL: EARNINGS (LOSS)	$(3.7)		$(3.2)		$21.4		$37.6		$38.6		$19.9		$103.1		$126.3		$129.0

Fixed Charges:
Interest expense	$4.4		$4.6		$4.8		$9.3		$9.1		$10.2		$9.7		$9.5		$9.4

TOTAL: FIXED CHARGES	$4.4		$4.6		$4.8		$9.3		$9.1		$10.2		$9.7		$9.5		$9.4

Ratio of earnings to fixed charges	0.0	x	0.0	x	4.5	x	4.0	x	4.2	x	2.0	x	10.6	x	13.3	x	13.7	x

Excess (Deficiency) of Earnings over Fixed Charges	$(8.1)		$(7.8)		$16.6		$28.3		$29.5		$9.7		$93.4		$116.8		$119.6

(1)	The pro forma Ratio of Earnings to Fixed Charges gives effect to the net change in the interest expense resulting from the sale of the notes on May 14, 2002 and the application of the proceeds thereof to the repayment of our indebtedness under a bank credit agreement with Bank of America, N.A., as sole lender, the repurchase of $55.0 million of our 6 5/8% Senior Notes due 2006 and investment income earned on the remaining net proceeds from the sale of the notes as if such transactions had occurred as of January 1, 2002.